Exhibit 12

ROCKWELL COLLINS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
YEAR ENDED SEPTEMBER 30, 2011
(in millions, except ratio)

	2011	2010 (2)	2009 (2)	2008 (2)	2007 (2)
Earnings available for fixed charges:
Income before income taxes	$855	$796	$858	$945	$840

Add / (Deduct):
Earnings from equity affiliates, net of
distributions	0	0	(1)	1	(19)
Gain on sale of equity affiliate	(3)	0	0	0	0
	852	796	857	946	821
Add fixed charges included in earnings:
Interest expense	19	20	18	21	13
Portion of rental expenses on operating leases
deemed to be representative of the interest
element	24	20	20	16	9

Total earnings available for fixed charges	$895	$836	$895	$983	$843

Fixed charges:
Fixed charges included in earnings	$42	$40	$38	$37	$22
Capitalized interest	0	0	0	0	0
Total fixed charges	$42	$40	$38	$37	$22

Ratio of earnings to fixed charges (1)	21	21	24	27	38

(1)	In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, adjusted for income or loss attributable to minority interests in subsidiaries, undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest. Fixed charges are defined as interest on borrowings (whether expensed or capitalized) and that portion of rental expense applicable to interest. Our ratio of earnings to combined fixed charges and preferred stock dividends for the period above are the same as our ratio of earnings to fixed charges because we had no shares of preferred stock outstanding for the period presented and currently have no shares of preferred stock outstanding.
(2)	Certain prior-period information has been reclassified to conform to the current year presentation and to reflect the results of the divested Rollmet business as a discontinued operation.